ARCELORMITTAL 6-K

Exhibit 99.1

press release

ArcelorMittal reports third quarter 2023 results

9 November 2023, 07:00 CET

Luxembourg, November 9, 2023 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company” or the "Group") (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three-month and nine-month periods ended September 30, 2023.

Commenting, Aditya Mittal, ArcelorMittal Chief Executive Officer, said:

"On October 28, 2023, we suffered a catastrophic accident at the Kostenko coal mine in Kazakhstan that took the lives of 46 colleagues. We mourn their passing and deeply regret the devastation caused to the families of the victims. We are doing everything in our power to support them, and our communities at this difficult time.

The only course of action is to ensure that we take a hard look inside our Group, identify the gaps that exist and strengthen our safety actions, processes and culture to ensure that we prevent all serious accidents. For this reason, we are commissioning a comprehensive independent 3rd party safety audit, the key recommendations of which will be published in due course.

We are committed to learning from this tragedy and taking the appropriate action so that we emerge a better, safer Company.”

3Q'23 financial results:

•	3Q 2023 was impacted by a negative price-cost effect and a -3.7% sequential decrease in steel shipments to 13.7Mt (scope adjusted[2] -4.3% lower vs. 3Q 2022), resulting in a decline in operating income to $1.2bn in 3Q 2023 (vs. $1.9bn in 2Q 2023)[5]
•	Despite the challenging market environment, the Company continues to demonstrate structurally improved profitability: EBITDA of $1.9bn in 3Q 2023 (vs. $2.6bn in 2Q 2023); EBITDA/t was $136/t, well above the longer-term historical averages for the Group, reflecting the benefits of portfolio optimization and strategic projects
•	Similarly, net income remains well above longer term historical averages at $0.9bn in 3Q 2023 (vs. $1.9bn in 2Q 2023) reflecting the lower cost balance sheet and significant contribution from the share of JV and associates net income ($0.3bn in 3Q 2023 vs. $0.4bn in 2Q 2023)

•	This is reflected in the 3Q 2023 basic EPS of $1.11/sh and the last 12 months rolling ROE[3] of 9.4%; book value per share[4] stands at $66/sh
•	The Company ended the quarter with net debt of $4.3bn (gross debt of $10.5bn less cash and cash equivalents of $6.3bn) which is $0.2bn lower than at the end of June 30, 2023; and strong liquidity at end of September 30, 2023 of $11.8bn
•	The Company has repurchased 26.2m shares during 9M 2023 including 7.1m from the current 85m share buy back program

Outlook

•	The Company remains positive on the medium/long-term steel demand outlook and supported by its strong financial position remains focused on safety and executing its strategy of growth with capital returns
•	FY 2023 capex is expected to be towards the mid-point of the previously communicated guidance range ($4.5bn-$5.0bn); strategic growth projects remain on track and estimated to deliver $1.3bn of additional normalized[12] EBITDA; the Company’s decarbonization projects are progressing; and our XCarb products are gaining commercial momentum
•	The Company continues to expect a working capital release for the year (9M 2023 working capital investment of $0.9bn) and expects 4Q 2023 FCF to remain healthy

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	3Q 23	2Q 23	3Q 22	9M 23	9M 22
Sales	16,616	18,606	18,975	53,723	62,953
Operating income	1,203	1,925	1,651	4,320	10,578
Net income attributable to equity holders of the parent	929	1,860	993	3,885	9,041
Basic earnings per common share (US$)	1.11	2.21	1.11	4.59	9.76

Operating income/tonne (US$/t)	88	136	122	102	244
EBITDA	1,865	2,605	2,660	6,292	12,903
EBITDA /tonne (US$/t)	136	183	196	149	298

Crude steel production (Mt)	15.2	14.7	14.9	44.4	45.8
Steel shipments (Mt)	13.7	14.2	13.6	42.3	43.3
Total Group iron ore production (Mt)	10.7	10.5	10.6	32.0	34.6
Iron ore production (Mt) (AMMC and Liberia only)	6.7	6.4	6.9	19.8	21.1
Iron ore shipment (Mt) (AMMC and Liberia only)	6.3	6.6	6.9	20.3	21.1

Number of shares outstanding (end of period) in millions	838	839	816	838	816

Safety and sustainable development

Devastating accident in Kazakhstan

ArcelorMittal has been devastated by the sequence of fatal accidents in Kazakhstan, culminating most recently in the disastrous explosion at the Kostenko mine on October 28, 2023, resulting in 46 deaths. These accidents took place despite intensified focus over the past two years on improving safety across the Group.

The Company is providing assistance to bereaved families which includes covering all funeral and memorial expenses, a one-off payment equivalent to ten years’ salary, purchasing housing, repaying personal loans (deceased and family members), and covering education fees for children up to the age of 23. In addition, the Company is providing post-traumatic psychological support and developing individual health recovery plans.

ArcelorMittal has owned ArcelorMittal Temirtau since 1995, and over the last 20 years has invested over $5 billion capex into the maintenance and enhancement of the asset, including safety. Much of the safety spend in recent years has been directed to our mining business, for state-of-the-art sensors to monitor gas levels and personnel tracking systems so we can identify the location of miners at all times, and drilling equipment that enables us to study and better understand the geology of our mines. We have also significantly enhanced the volume and quality of our safety training, working with external experts. We are devastated, that despite our considerable efforts we have had 5 fatal accidents in the last two years.

We are commissioning a comprehensive 3rd party audit of all our safety practices

A full internal review of ArcelorMittal’s Group-wide safety program is underway. In addition, the Company is in the process of commissioning a 3rd party to undertake a comprehensive audit of all the Group’s safety practices. The scope of the audit will cover our complete management of health and safety: from policies, governance, processes and procedures, standards, in field assessments of both occupational health and safety and process safety, training, competencies, and our performance. The recommendations of the audit will be published.

While the audit is underway, we are building on and accelerating our existing safety improvement activities

In recent years, the Company has relaunched its safety strategy with a focus on twin pillars of risk management and cultural change:

•	The Group’s health and safety policy strengthened and relaunched, including enhanced governance at the Board Sustainability Committee, since the beginning of 2022
•	In April 2023, an external consultant conducted a safety perception survey (covering 220,000 personnel including contractors), resulting in new bespoke action plans developed for all sites and segments
•	Leaders have been required to demonstrate more progress in safety culture maturity, with mandatory leadership shop floor presence, and site safety training programs
•	We have intensified training/coaching programs, including with external support, to improve quality of leadership’s safety routines (i.e. shop floor interactions) as well as increased cross training to benchmark and align best practices
•	Fatality Prevention Standards (“FPS”) are internally audited and will now be externally audited
•	Where seriously unsafe incident takes place or a plant is deemed to be at risk of a serious incident or fatality, we have established a ‘quarantine’ process of intensified communication and safety interactions

The Group’s steel operations (excluding CIS) are fatality free for own employees in 2023 year-to-date15 and including contractors, the fatality frequency rate ("FFR") has also considerably improved and is 40% better than the record World Steel Association average.

Sustainable development highlights:

•	ArcelorMittal renewable energy projects continue to progress supporting the decarbonization of our facilities in India, Brazil and Argentina:
◦	ArcelorMittal’s renewable energy project (975MW nominal capacity) in India is progressing and on track for completion in 1H 2024. Installation has started with >10% of solar panels installed, 10 windmills have been erected (representing 10% of total) and transmission lines are being rolled out with ~50% of the towers in place. Once complete, the project is expected to provide over 20% of AMNS India’s Hazira plant electricity requirements reducing carbon emissions by ~1.5Mt per year;
◦	In Brazil, construction of 554MW wind power project JV with Casa dos Ventos starting in 4Q 2023 with completion expected in 2025. The JV is expected to provide 38% of ArcelorMittal Brasil’s future electricity needs in 2030; and
◦	In Argentina, the $0.2 billion JV with PCR (the first hybrid solar and wind energy project in the country) entered commercial operations in October 2023 generating 36MW and is expected to add a further 75MW by year end. This is anticipated to provide >30% of Acindar's electricity requirements in 2024.

•	ArcelorMittal continues to expand the grades of steel available under the XCarb recycled and renewably produced ("RRP") umbrella. On July 18, 2023, ArcelorMittal launched low-carbon emissions steel plate (up to 18 tonnes) for the civil engineering sector (e.g. box girders for road and rail bridges). The steel is produced using almost 100% scrap steel and 100% renewable electricity, resulting in approximately 60% lower CO2 emissions compared with steel made via the conventional steelmaking route (blast furnace).
•	ArcelorMittal’s decarbonization projects, transforming from blast furnace to DRI EAF, are advancing to FEED stage. ArcelorMittal has approved the capex to commence onsite preparation works at Dunkirk (France) and Gent (Belgium) and to increase the connectivity to third- party energy supplies in anticipation of future increased requirements. These are the first steps in ArcelorMittal’s plan to decarbonize our assets towards our overarching aim of being net zero by 2050.

Analysis of results for 3Q 2023 versus 2Q 2023 and 3Q 2022

Total steel shipments in 3Q 2023 were -3.7% lower at 13.7Mt as compared with 14.2Mt for 2Q 2023, reflecting lower shipments in NAFTA (-3.0%), Europe shipments (-10.1%) reflecting seasonality and inventory replenishment offset in part by improved volume in ACIS (+13.4%). Total steel shipments in 3Q 2023 were +0.8% higher as compared with 13.6Mt in 3Q 2022. Excluding the impacts of ArcelorMittal Pecém, steel shipments in 3Q 2023 were -4.3% lower as compared to 3Q 2022.

Sales in 3Q 2023 were -10.7% lower at $16.6 billion as compared to $18.6 billion in 2Q 2023 and lower than $19.0 billion for 3Q 2022. As compared to 2Q 2023, sales were impacted by lower average steel selling prices (-7.5%) and lower steel shipment volumes (as discussed above). Sales in 3Q 2023 were -12.4% lower as compared to 3Q 2022 primarily due to lower average steel selling prices (-12.5%).

Depreciation for 3Q 2023 was lower at $662 million, slightly lower than $680 million for 2Q 2023, but higher than $628 million in 3Q 2022 (largely due to the consolidation of ArcelorMittal Pecém).

There were no exceptional items for 3Q 2023 and 2Q 2023. Exceptional items for 3Q 2022 of $0.4 billion included $0.5 billion of non-cash inventory related charges to reflect the net realizable value of inventory under IFRS with declining market prices in Europe and partially offset by a $0.1 billion purchase gain on the acquisition of a Hot Briquetted Iron (‘HBI’) plant in Texas.

On October 22, 2023, ArcelorMittal signed a preliminary non-binding agreement to transfer ownership of ArcelorMittal Temirtau14 to the Republic of Kazakhstan. The ArcelorMittal Temirtau assets are recorded on ArcelorMittal’s balance sheet as of September 30, 2023 at a value of $1.8 billion; neither this agreement nor the accident at the Kostenko mine on October 28, 2023, had a retrospective impact on this carrying value as both events are considered as non-adjusting subsequent events. The functional currency of ArcelorMittal Temirtau is the Tenge and therefore carrying values are subject to foreign exchange translation gains and losses recognized in equity upon translation into the US dollar, the currency in which ArcelorMittal’s financial statements are presented. Since the acquisition of this asset in 1995, ArcelorMittal has recorded approximately $1.3 billion of foreign exchange losses in equity. Upon disposal of the foreign operation, such cumulative foreign exchange differences are recycled in profit and loss (i.e. total equity remains unchanged). Additionally, if and when a binding agreement is entered into and the transaction is closed, ArcelorMittal Temirtau’s net assets will be deconsolidated.

Operating income for 3Q 2023 was $1.2 billion as compared to $1.9 billion in 2Q 2023 and $1.7 billion in 3Q 2022. The lower operating income in 3Q 2023 as compared to 2Q 2023 reflected a decline in steel spreads (as the pace of the decline in steel prices was greater than the reduction in the raw material basket) and lower steel shipments.

Income from associates, joint ventures and other investments for 3Q 2023 was $285 million as compared to $393 million in 2Q 2023 (which included $0.1 billion income from AMNS India arising from recognition of a deferred tax asset) and $59 million in 3Q 2022. 3Q 2023 results improved as compared to 3Q 2022 with higher contributions from AMNS India and Calvert.

Net interest expense in 3Q 2023 was $31 million as compared to $47 million in 2Q 2023 and $37 million in 3Q 2022.

Foreign exchange and other net financing loss in 3Q 2023 was $224 million as compared to $133 million in 2Q 2023 and $247 million in 3Q 2022. 3Q 2023 included a foreign exchange loss of $99 million as compared to $60 million in 2Q 2023 and $108 million in 3Q 2022.

ArcelorMittal recorded an income tax expense of $272 million (including deferred tax benefit of $10 million) in 3Q 2023, as compared to an income tax expense of $231 million (including deferred tax benefit of $85 million) in 2Q 2023 and an income tax expense of $371 million (including deferred tax benefit of $23 million) in 3Q 2022.

ArcelorMittal recorded net income in 3Q 2023 of $929 million as compared to $1,860 million in 2Q 2023 and $993 million for 3Q 2022.

ArcelorMittal's basic earnings per common share for 3Q 2023 was lower at $1.11 as compared to $2.21 in 2Q 2023 and stable compared to $1.11 in 3Q 2022.

Analysis of segment operations

NAFTA

(USDm) unless otherwise shown	3Q 23	2Q 23	3Q 22	9M 23	9M 22
Sales	3,188	3,498	3,438	10,036	10,851
Operating income	520	662	616	1,637	2,487
Depreciation	(125)	(127)	(114)	(378)	(300)
Exceptional items	—	—	92	—	92
EBITDA	645	789	638	2,015	2,695
Crude steel production (kt)	2,122	2,244	2,126	6,542	6,246
Steel shipments* (kt)	2,527	2,604	2,339	7,974	7,248
Average steel selling price (US$/t)	1,043	1,116	1,191	1,049	1,278

* NAFTA steel shipments include slabs sourced by the segment from Group companies (mainly the Brazil segment) and sold to the Calvert JV (eliminated in the Group consolidation). These shipments can vary between periods due to slab sourcing mix and timing of vessels. 3Q'23 393kt 2Q'23 360kt; 3Q'22 241kt; 9M'23 1,227kt and 9M'22 901kt

NAFTA segment crude steel production declined by -5.4% to 2.1Mt in 3Q 2023 as compared to 2.2Mt in 2Q 2023 primarily due to maintenance in Long Products Canada, and was stable as compared to 3Q 2022.

Steel shipments in 3Q 2023 decreased by -3.0% to 2.5Mt as compared to 2.6Mt in 2Q 2023 and were +8.0% higher than 3Q 2022 primarily due to higher slab shipments sourced from Brazil and sold to Calvert JV (+1.4% year-on-year excluding this effect).

Sales in 3Q 2023 decreased by -8.8% to $3.2 billion, as compared to $3.5 billion in 2Q 2023 primarily on account of lower average steel selling prices (-6.5%) and lower steel shipments (-3.0%). Sales declined by -7.3% in 3Q 2023 as compared to $3.4 billion in 3Q 2022 primarily on account of lower average steel selling prices (-12.4%) offset in part by higher steel shipment volumes (+8.0%).

Exceptional items for 3Q 2022 of $0.1 billion were the purchase gain recognized on the acquisition of the HBI plant in Texas.

Operating income in 3Q 2023 decreased by -21.4% to $520 million as compared to $662 million in 2Q 2023 and was -15.6% lower as compared to $616 million in 3Q 2022.

EBITDA in 3Q 2023 of $645 million was -18.2% lower as compared to $789 million in 2Q 2023, primarily due to a negative price-cost effect and lower steel shipments. EBITDA in 3Q 2023 was broadly stable as compared to $638 million in 3Q 2022.

Brazil6

(USDm) unless otherwise shown	3Q 23	2Q 23	3Q 22	9M 23	9M 22
Sales	3,560	3,826	3,486	10,454	10,838
Operating income	414	553	598	1,290	2,473
Depreciation	(87)	(105)	(57)	(264)	(186)
EBITDA	501	658	655	1,554	2,659
Crude steel production (kt)	3,669	3,732	2,969	10,453	9,094
Steel shipments (kt)	3,599	3,583	2,837	10,119	8,877
Average steel selling price (US$/t)	932	1,001	1,137	970	1,137

Brazil segment crude steel production decreased by -1.7% to 3.7Mt in 3Q 2023 as compared to 2Q 2023. On a scope adjusted basis (i.e. excluding the impact of ArcelorMittal Pecém consolidated as from March 9, 2023), 3Q 2023 crude steel production of 2.9Mt declined by -2.7% as compared to 3.0Mt in 3Q 2022.

Steel shipments in 3Q 2023 at 3.6Mt was stable as compared to 2Q 2023 and +26.8% higher as compared to 2.8Mt in 3Q 2022 primarily due to the impact of ArcelorMittal Pecém. On a scope adjusted basis (i.e. excluding ArcelorMittal Pecém), steel shipments in 3Q 2023 increased by +2.1% as compared to 3Q 2022.

Sales in 3Q 2023 decreased by -6.9% to $3.6 billion as compared to $3.8 billion in 2Q 2023, primarily due to a -6.9% decrease in average steel selling prices. Sales in 3Q 2023 were +2.1% higher than $3.5 billion at 3Q 2022 primarily on account of the impact of ArcelorMittal Pecém offset in part by -18.1% decline in average steel selling prices.

Operating income in 3Q 2023 of $414 million was -25.2% lower as compared to $553 million in 2Q 2023 and -30.9% lower than $598 million in 3Q 2022.

EBITDA in 3Q 2023 decreased by -24.0% to $501 million as compared to $658 million in 2Q 2023 due to negative price-cost effect. EBITDA in 3Q 2023 was -23.6% lower than $655 million in 3Q 2022 primarily due to negative price-cost effect offset in part by the contribution from ArcelorMittal Pecém.

Europe

(USDm) unless otherwise shown	3Q 23	2Q 23	3Q 22	9M 23	9M 22
Sales	8,894	10,518	10,694	30,315	37,186
Operating income	160	556	158	1,093	4,302
Depreciation	(313)	(309)	(300)	(916)	(952)
Exceptional items	—	—	(473)	—	(473)
EBITDA	473	865	931	2,009	5,727
Crude steel production (kt)	7,475	6,943	7,998	22,197	24,948
Steel shipments (kt)	6,538	7,274	7,079	21,564	23,380
Average steel selling price (US$/t)	1,020	1,097	1,150	1,059	1,222

Europe segment crude steel production increased by +7.7% to 7.5Mt in 3Q 2023 as compared to 6.9Mt in 2Q 2023, which had been impacted by the blast furnace outages in Gijon, Spain (BF A) and Dunkirk, France (BF4). The two furnaces were restarted in mid-July 2023, but due to slow ramp ups, crude steel production in 3Q 2023 was -6.5% lower as compared to 8.0Mt in 3Q 2022. 4Q 2023 production will be impacted by production cuts including BF1 at Fos (France), reline of BF#A at Gent (Belgium) and planned maintenance of BF#2 at Bremen (Germany).

Steel shipments decreased by -10.1% to 6.5Mt in 3Q 2023 as compared to 7.3Mt in 2Q 2023 primarily due to seasonal demand impacts including weaker construction-related demand and metal stock replenishment. These same factors and the weaker economic environment impacted shipments in 3Q 2023 which were -7.7% lower as compared to 7.1Mt in 3Q 2022.

Sales in 3Q 2023 declined by -15.4% to $8.9 billion, as compared to $10.5 billion in 2Q 2023, primarily due to a -7.1% decrease in average steel selling prices and a -10.1% decline in steel shipments. Sales declined by -16.8% as compared to $10.7 billion in 3Q 2022 primarily due to lower average steel selling prices (-11.3%) and lower steel shipments (-7.7%).

Exceptional items for 3Q 2022 of $473 million related to non-cash inventory charges under IFRS to reflect the net realizable value of inventory in light of declining market prices.

Operating income in 3Q 2023 was $160 million as compared to $556 million in 2Q 2023 and $158 million in 3Q 2022.

EBITDA in 3Q 2023 of $473 million decreased by -45.3% as compared to $865 million in 2Q 2023, mainly due to lower steel shipments and a negative price-cost effect. EBITDA in 3Q 2023 decreased by -49.2% as compared to $931 million in 3Q 2022 due to lower steel shipments and a negative price cost effect, offset partly by lower energy costs.

ACIS

(USDm) unless otherwise shown	3Q 23	2Q 23	3Q 22	9M 23	9M 22
Sales	1,389	1,389	1,569	4,223	5,139
Operating (loss)income	(92)	(64)	(55)	(332)	268
Depreciation	(71)	(73)	(93)	(216)	(304)
EBITDA	(21)	9	38	(116)	572
Crude steel production (kt)	1,925	1,768	1,842	5,176	5,555
Steel shipments (kt)	1,698	1,497	1,675	4,695	4,964
Average steel selling price (US$/t)	681	727	773	714	845

ACIS segment crude steel production in 3Q 2023 was 1.9Mt, an increase of +8.9% as compared to 1.8Mt in 2Q 2023 and +4.5% higher than 3Q 2022 primarily due to increased production in Ukraine.

Steel shipments in 3Q 2023 were +13.4% higher at 1.7Mt (in all three units) as compared to 1.5Mt in 2Q 2023 and were +1.3% higher as compared to 1.7Mt in 3Q 2022.

Sales in 3Q 2023 were stable at $1.4 billion as compared to 2Q 2023, primarily due to higher steel shipments offset by lower average steel selling prices (-6.4%). Sales declined by -11.5% in 3Q 2023 as compared to $1.6 billion in 3Q 2022 primarily on account of lower average steel selling prices (-12.0%) offset in part with higher steel shipments (+1.3%).

Operating loss in 3Q 2023 was $92 million as compared to $64 million in 2Q 2023 and $55 million in 3Q 2022.

EBITDA loss was $21 million in 3Q 2023 as compared to EBITDA of $9 million in 2Q 2023 primarily due to lower average steel selling prices offset in part by higher steel shipments. EBITDA is lower as compared to $38 million in 3Q 2022 primarily due to lower average steel selling prices (-12.0%).

Mining

(USDm) unless otherwise shown	3Q 23	2Q 23	3Q 22	9M 23	9M 22
Sales	729	680	742	2,313	2,680
Operating income	275	225	254	874	1,228
Depreciation	(57)	(56)	(57)	(169)	(177)
EBITDA	332	281	311	1,043	1,405

Iron ore production (Mt)	6.7	6.4	6.9	19.8	21.1
Iron ore shipment (Mt)	6.3	6.6	6.9	20.3	21.1

Note: Mining segment comprises iron ore operations of ArcelorMittal Mines Canada and ArcelorMittal Liberia.

Iron ore production in 3Q 2023 was +4.4% higher at 6.7Mt as compared to 6.4Mt in 2Q 2023, with higher production in ArcelorMittal Mines Canada (AMMC)7 more than offsetting the impact of a severe wet season on production in Liberia. Nevertheless, production was -3.4% lower than 6.9Mt in 3Q 2022.

Iron ore shipments were -1.6% lower at 6.3Mt in 3Q 2023 as compared to 6.6Mt in 2Q 2023 and -7.4% lower as compared to 6.9Mt in 3Q 2022, primarily due to the severe wet season in Liberia.

Operating income in 3Q 2023 was higher by +22.0% at $275 million as compared to $225 million in 2Q 2023 and higher by +8.2% as compared to $254 million in 3Q 2022.

EBITDA in 3Q 2023 of $332 million was higher as compared to $281 million in 2Q 2023, with the effect of higher iron ore reference prices (+3.1%). EBITDA in 3Q 2023 was +6.7% higher as compared to $311 million in 3Q 2022, primarily due to higher iron ore reference prices (+9.8%) and lower freight costs offset in part by lower iron ore shipments (-7.4%) and lower quality premia.

Joint ventures

ArcelorMittal has investments in various joint ventures and associate entities globally. The Company considers the Calvert (50% equity interest) and AMNS India (60% equity interest) joint ventures to be of particular strategic importance, warranting more detailed disclosures to improve the understanding of their operational performance and value to the Company.

Calvert

(USDm) unless otherwise shown	3Q 23	2Q 23	3Q 22	9M 23	9M 22
Production (100% basis) (kt)*	1,178	1,198	1,055	3,602	3,306
Steel shipments (100% basis) (kt)**	1,063	1,157	1,030	3,390	3,324
EBITDA (100% basis)***	105	142	2	284	590

* Production: all production of the hot strip mill including processing of slabs on a hire work basis for ArcelorMittal Group entities and third parties, including stainless steel slabs.

** Shipments: including shipments of finished products processed on a hire work basis for ArcelorMittal Group entities and third parties, including stainless steel products.

*** EBITDA of Calvert presented here on a 100% basis as a stand-alone business and in accordance with the Company's policy, applying the weighted average method of accounting for inventory.

Calvert’s hot strip mill (“HSM”) production during 3Q 2023 decreased by -1.7% to 1.2Mt as compared to 2Q 2023, and increased by +11.7% as compared to 1.1Mt in 3Q 2022.

Steel shipments in 3Q 2023 of 1.1Mt declined by -8.1% as compared to 1.2Mt in 2Q 2023 primarily due to lower demand from service centers and lower tolling and higher by +3.2% as compared to 1.0Mt in 3Q 2022.

EBITDA*** during 3Q 2023 of $105 million represented a decline as compared to $142 million in 2Q 2023 primarily due to a negative price cost effect.

AMNS India

(USDm) unless otherwise shown	3Q 23	2Q 23	3Q 22	9M 23	9M 22
Crude steel production (100% basis) (kt)	1,942	1,792	1,663	5,500	5,061
Steel shipments (100% basis) (kt)	1,874	1,679	1,634	5,383	4,877
EBITDA (100% basis)	533	563	204	1,437	1,039

Crude steel production in 3Q 2023 increased by +8.4% to 1.9Mt as compared to 1.8Mt in 2Q 2023 and +16.8% higher as compared to 1.7Mt in 3Q 2022 (which had been impacted by planned maintenance).

Steel shipments in 3Q 2023 were 11.6% higher at 1.9Mt as compared 1.7Mt in 2Q 2023 and +14.7% higher as compared to 1.6Mt in 3Q 2022.

EBITDA during 3Q 2023 of $533 million was -5.3% lower as compared to $563 million in 2Q 2023, primarily due to lower average steel selling prices offset in part by higher steel shipments and lower costs. 3Q 2023 EBITDA was higher as compared to $204 million in 3Q 2022, due to higher steel shipments and lower costs including the gain from the unwinding of a natural gas hedge.

Liquidity and Capital Resources

Net cash provided by operating activities in 3Q 2023 was $1,281 million as compared to $2,087 million in 2Q 2023 and $1,981 million in 3Q 2022. Net cash provided by operating activities in 3Q 2023 includes a working capital investment of $269 million as compared to a release of $178 million in 2Q 2023 and an investment of $580 million in 3Q 2022. The Company has invested $866 million in working capital over the first nine months of 2023 but continues to expect an overall working capital release for the full year.

Capex in 3Q 2023 amounted to $1,165 million compared with $1,060 million in 2Q 2023 and $784 million in 3Q 2022. FY 2023 capex is expected to be towards the mid-point of the previously communicated guidance range ($4.5 billion - $5.0 billion)8,11.

Net cash provided by other investing activities in 3Q 2023 of $187 million and $45 million in 2Q 2023 mainly related to asset sales. Net cash used in other investing activities in 3Q 2022 was $19 million mainly related to investment in Form Energy Inc. (through the XCarbTM innovation fund)9.

Net cash provided by financing activities in 3Q 2023 was $102 million which include ArcelorMittal share buybacks totalling $38 million (1.4 million shares purchased during this quarter)13. Net cash used in financing activities in 2Q 2023 was $1,490 million which included a $812 million note repayment at maturity and ArcelorMittal share buybacks totalling $227 million ($149 million for 5.7 million shares purchased during 2Q 2023 and $78 million related to 1Q 2023 purchases settled in early April 2023). Net cash used in financing activities in 3Q 2022 was $219 million and included the issuance of a €600 million 4 year note which was offset by the repurchase of 31 million shares for a total amount of $712 million (of which $649 million was paid by the end of September 2022 and $63 million settled in early October 2022).

During 3Q 2023, the Company paid $66 million mainly to minority shareholders of AMMC as compared to $12 million in 2Q 2023 and $124 million in 3Q 2022 mainly paid to minority shareholders of AMMC.

Gross debt remained stable at $10.5 billion as of September 30, 2023 (with cash and cash equivalents of $6.3 billion), as compared to June 30, 2023 (with cash and cash equivalents of $5.9 billion), and $11.6 billion as of December 31, 2022 (with cash and cash equivalents of $9.4 billion). Net debt decreased by $0.2 billion to $4.3 billion as of September 30, 2023, as compared to $4.5 billion as of June 30, 2023, and increased by $2.1 billion from $2.2 billion as of December 31, 2022.

As of September 30, 2023, the Company had liquidity of $11.8 billion consisting of cash and cash equivalents of $6.3 billion and $5.5 billion of available credit lines as compared to liquidity of $11.4 billion as of June 30, 2023 (consisting of cash and cash equivalents of $5.9 billion and $5.5 billion of available credit lines10). As of September 30, 2023, the average debt maturity was 5.9 years.

Recent developments

On October 22, 2023, a preliminary agreement was signed with the Government of Kazakhstan for the transfer of ownership of ArcelorMittal Temirtau14 to the Republic of Kazakhstan. The Company is focused on concluding this transaction as soon as possible.

Outlook

Based on year-to-date developments and the current economic outlook, ArcelorMittal continues to forecast global ex-China apparent steel consumption (“ASC”) to grow by between +1.0% to +2.0% in 2023 as compared to 2022. Within this forecast, we expect ASC in Europe to be below the bottom end of our previous forecast range (-0.5% to +1.5%) due to weak demand for long products given weaker construction activity, whilst ASC in India is expected to be above the top end of the previous forecast range (+6.0% to +8.0%).

Production in 1H 2023 was impacted by operational incidents at European operations, limiting shipments and also reducing metal stock inventories. Production in 2H 2023 is being impacted by scheduled BF relines in Gent (Belgium) and Bremen (Germany). Given the prevailing low spread environment, the Company is prioritizing the replenishment of its metal stock during 2H 2023, to be well positioned to respond to customer demand in an improved spread environment with expected service and delivery performance. Given these factors, the Company expects steel shipments in 2023 to be broadly stable as compared to 2022.

The Company remains positive on the medium/long-term steel demand outlook and, supported by its strong financial position remains focused on executing its strategy of growth with capital returns. FY 2023 capex is expected to be towards the mid-point of the previously communicated guidance range ($4.5 billion-$5.0 billion); strategic growth projects remain on track and estimated to deliver $1.3 billion of additional normalized EBITDA12.

The Company continues to expect a working capital release for the year (9M 2023 working capital investment of $0.9 billion) and expects FCF to remain healthy in 4Q 2023.

ArcelorMittal Condensed Consolidated Statements of Financial Position1

In millions of U.S. dollars	Sept 30, 2023	Jun 30, 2023	Dec 31, 2022
ASSETS
Cash and cash equivalents	6,289	5,943	9,414
Trade accounts receivable and other	4,479	4,774	3,839
Inventories	18,852	20,036	20,087
Prepaid expenses and other current assets	3,505	3,636	3,778
Total Current Assets	33,125	34,389	37,118

Goodwill and intangible assets	4,885	5,074	4,903
Property, plant and equipment	33,494	33,682	30,167
Investments in associates and joint ventures	11,171	11,142	10,765
Deferred tax assets	8,884	8,901	8,554
Other assets	2,180	2,235	3,040
Total Assets	93,739	95,423	94,547

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	2,310	1,809	2,583
Trade accounts payable and other	12,315	13,454	13,532
Accrued expenses and other current liabilities	5,826	5,791	6,283
Total Current Liabilities	20,451	21,054	22,398

Long-term debt, net of current portion	8,233	8,651	9,067
Deferred tax liabilities	2,573	2,722	2,666
Other long-term liabilities	4,943	5,087	4,826
Total Liabilities	36,200	37,514	38,957

Equity attributable to the equity holders of the parent	55,406	55,720	53,152
Non-controlling interests	2,133	2,189	2,438
Total Equity	57,539	57,909	55,590
Total Liabilities and Shareholders’ Equity	93,739	95,423	94,547

ArcelorMittal Condensed Consolidated Statements of Operations1

	Three months ended			Nine months ended
In millions of U.S. dollars unless otherwise shown	Sept 30, 2023	Jun 30, 2023	Sept 30, 2022	Sept 30, 2023	Sept 30, 2022
Sales	16,616	18,606	18,975	53,723	62,953
Depreciation (B)	(662)	(680)	(628)	(1,972)	(1,944)
Impairment items (B)	—	—	—	—	—
Exceptional items (B)	—	—	(381)	—	(381)
Operating income (A)	1,203	1,925	1,651	4,320	10,578
Operating margin %	7.2%	10.3%	8.7%	8.0%	16.8%

Income from associates, joint ventures and other investments	285	393	59	996	1,196
Net interest expense	(31)	(47)	(37)	(142)	(141)
Foreign exchange and other net financing (loss)	(224)	(133)	(247)	(474)	(570)
Income before taxes and non-controlling interests	1,233	2,138	1,426	4,700	11,063
Current tax expense	(282)	(316)	(394)	(880)	(1,989)
Deferred tax benefit	10	85	23	188	237
Income tax expense (net)	(272)	(231)	(371)	(692)	(1,752)
Income including non-controlling interests	961	1,907	1,055	4,008	9,311
Non-controlling interests income	(32)	(47)	(62)	(123)	(270)
Net income attributable to equity holders of the parent	929	1,860	993	3,885	9,041

Basic earnings per common share ($)	1.11	2.21	1.11	4.59	9.76
Diluted earnings per common share ($)	1.10	2.20	1.11	4.57	9.73

Weighted average common shares outstanding (in millions)	838	842	892	847	926
Diluted weighted average common shares outstanding (in millions)	841	845	895	850	929

OTHER INFORMATION
EBITDA (C = A-B)	1,865	2,605	2,660	6,292	12,903
EBITDA Margin %	11.2%	14.0%	14.0%	11.7%	20.5%

Total Group iron ore production (Mt)	10.7	10.5	10.6	32.0	34.6
Crude steel production (Mt)	15.2	14.7	14.9	44.4	45.8
Steel shipments (Mt)	13.7	14.2	13.6	42.3	43.3

ArcelorMittal Condensed Consolidated Statements of Cash flows1

	Three months ended			Nine months ended
In millions of U.S. dollars	Sept 30, 2023	Jun 30, 2023	Sept 30, 2022	Sept 30, 2023	Sept 30, 2022
Operating activities:
Income attributable to equity holders of the parent	929	1,860	993	3,885	9,041
Adjustments to reconcile net income to net cash provided by operations:
Non-controlling interests income	32	47	62	123	270
Depreciation	662	680	628	1,972	1,944
Exceptional items	—	—	381	—	381
Income from associates, joint ventures and other investments	(285)	(393)	(59)	(996)	(1,196)
Deferred tax benefit	(10)	(85)	(23)	(188)	(237)
Change in working capital	(269)	178	(580)	(866)	(3,635)
Other operating activities (net)	222	(200)	579	387	1
Net cash provided by operating activities (A)	1,281	2,087	1,981	4,317	6,569
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(1,165)	(1,060)	(784)	(3,163)	(1,968)
Other investing activities (net)	187	45	(19)	(1,699)	(982)
Net cash used in investing activities	(978)	(1,015)	(803)	(4,862)	(2,950)
Financing activities:
Net proceeds(payments) relating to payable to banks and long-term debt	262	(1,011)	592	(1,139)	1,360
Dividends paid to ArcelorMittal shareholders	—	(185)	—	(185)	(332)
Dividends paid to minorities (C)	(66)	(12)	(124)	(131)	(302)
Share buyback	(38)	(227)	(649)	(742)	(2,649)
Lease payments and other financing activities (net)	(56)	(55)	(38)	(540)	(132)
Net cash provided by (used in) financing activities	102	(1,490)	(219)	(2,737)	(2,055)
Net increase(decrease) in cash and cash equivalents	405	(418)	959	(3,282)	1,564
Effect of exchange rate changes on cash	(85)	64	(451)	127	(814)
Change in cash and cash equivalents	320	(354)	508	(3,155)	750

Free cash flow (D=A+B+C)	50	1,015	1,073	1,023	4,299

Appendix 1: Product shipments by region1

(000'kt)	3Q 23	2Q 23	3Q 22	9M 23	9M 22
Flat	1,938	2,046	1,743	6,192	5,354
Long	667	667	676	2,025	2,081
NAFTA	2,527	2,604	2,339	7,974	7,248
Flat	2,328	2,363	1,519	6,431	4,909
Long	1,283	1,234	1,345	3,734	4,034
Brazil	3,599	3,583	2,837	10,119	8,877
Flat	4,483	5,049	4,978	15,000	16,636
Long	1,945	2,068	1,967	6,161	6,388
Europe	6,538	7,274	7,079	21,564	23,380
CIS	1,052	905	1,170	2,858	3,305
Africa	649	593	503	1,842	1,662
ACIS	1,698	1,497	1,675	4,695	4,964

Note: “Others and eliminations” are not presented in the table

Appendix 2: Capital expenditures1

(USDm)	3Q 23	2Q 23	3Q 22	9M 23	9M 22
NAFTA	72	122	97	309	299
Brazil	243	215	154	625	367
Europe	409	350	242	1,110	640
ACIS	103	117	135	326	332
Mining	207	204	128	579	290
Others	131	52	28	214	40
Total	1,165	1,060	784	3,163	1,968

Appendix 3: Debt repayment schedule as of September 30, 2023

(USD billion)	2023	2024	2025	2026	2027	>2027	Total
Bonds	—	0.9	1.0	1.0	1.2	2.6	6.7
Commercial paper	0.7	0.2	—	—	—	—	0.9
Other loans	0.3	0.4	0.6	0.2	0.5	0.9	2.9
Total gross debt	1.0	1.5	1.6	1.2	1.7	3.5	10.5

Appendix 4: Reconciliation of gross debt to net debt

(USD million)	Sept 30, 2023	Jun 30, 2023	Dec 31, 2022
Gross debt	10,543	10,460	11,650
Less: Cash and cash equivalents	(6,289)	(5,943)	(9,414)
Net debt	4,254	4,517	2,236

Net debt / LTM EBITDA	0.6	0.5	0.2

Appendix 5: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release to the following terms have the meanings set out next to them below:

Apparent steel consumption: calculated as the sum of production plus imports minus exports.

Average steel selling prices: calculated as steel sales divided by steel shipments.

Cash and cash equivalents: represents cash and cash equivalents, restricted cash and short-term investments.

Capex: represents the purchase of property, plant and equipment and intangibles.

Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.

Depreciation: refers to amortization and depreciation.

EPS: refers to basic or diluted earnings per share.

EBITDA: operating results plus depreciation, impairment items and exceptional items.

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

Exceptional items: income / (charges) relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.

FEED: Front End Engineering Design, or FEED, is an engineering and project management approach undertaken before detailed engineering, procurement, and construction. This crucial phase helps manage project risks and thoroughly prepare for the project's execution. It directly follows the pre-feed phase during which the concept is selected, and the feasibility of available options is studied.

Foreign exchange and other net financing income(loss): include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.

FFR: refers to Fatality Frequency Rate and is calculated on the number of fatalities per 1,000,000 worked hours.

Free cash flow (FCF): refers to net cash provided by operating activities less capex less dividends paid to minority shareholders

Gross debt: long-term debt and short-term debt.

Impairment items: refers to impairment charges net of reversals.

Iron ore reference prices: refers to iron ore prices for 62% Fe CFR China.

Kt: refers to thousand metric tonnes.

Liquidity: cash and cash equivalents plus available credit lines excluding back-up lines for the commercial paper program.

LTIF: refers to lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

Mt: refers to million metric tonnes.

Net debt: long-term debt and short-term debt less cash and cash equivalents.

Net debt/LTM EBITDA: refers to Net debt divided by EBITDA for the last twelve months.

Net interest expense: includes interest expense less interest income

On-going projects: refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

Operating results: refers to operating income(loss).

Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.

Price-cost effect: a lack of correlation or a lag in the corollary relationship between raw material and steel prices, which can either have a positive (i.e. increased spread between steel prices and raw material costs) or negative effect (i.e. a squeeze or decreased spread between steel prices and raw material costs).

PSIF: PSIFs are precursors of severe accidents: unsafe situations or events, that we detect proactively, before they could lead to a fatality or injury.

Shares outstanding fully diluted basis: refers to shares outstanding (shares issued less treasury shares) plus shares underlying Mandatorily Convertible Subordinated Notes ("MCNs") which were converted into shares in May 2023.

Shipments: information at segment and Group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.

Working capital change (working capital investment / release): Movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.

Footnotes
1.	The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. Segment information presented in this press release is prior to inter-segment eliminations and certain adjustments made to operating results of the segments to reflect corporate costs, income from non-steel operations (e.g. logistics and shipping services) and the elimination of stock margins between the segments. This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA and EBITDA/tonne, free cash flow (FCF) and ratio of net debt/LTM EBITDA which are non-GAAP financial/alternative performance measures, as additional measures to enhance the understanding of its operating performance. ArcelorMittal also presents Equity book value per share and ROE as shown in footnotes to this press release. ArcelorMittal believes such indicators are relevant to provide management and investors with additional information. ArcelorMittal also presents net debt and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. ArcelorMittal is not presenting adjusted net income/(loss) because there have been no adjustments in recent periods. The Company’s guidance as to its working capital release (or the change in working capital included in net cash provided by operating activities) for 2023 is based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative to, ArcelorMittal's financial information prepared in accordance with IFRS.
2.	Excluding the impacts of ArcelorMittal Pecém, steel shipments in 3Q 2023 were -4.3% lower as compared to 3Q 2022.
3.	ROE refers to "Return on Equity" which is calculated as trailing twelve-month net income (excluding impairment charges and exceptional items) attributable to equity holders of the parent divided by the average equity attributable to the equity holders of the parent over the period. Twelve months rolling ROE at 3Q 2023 of 9.4% ($5.1 billion / $54.0 billion). Twelve months rolling ROE at 2Q 2023 of 10.3% ($5.5 billion / $53.7 billion).
4.	Equity book value per share is calculated as the Equity attributable to the equity holders of the parent divided by diluted number of shares at the end of the period. 3Q 2023 total equity of $55.4 billion divided by 838 million diluted shares outstanding equals $66/sh. 2Q 2023 total equity of $55.7 billion divided by 839 million diluted shares outstanding equals $66/sh.

5.	There were no exceptional items for 3Q 2023 and 2Q 2023. Exceptional items for 3Q 2022 of $0.4 billion included $0.5 billion of non-cash inventory related charges to reflect the net realizable value of inventory under IFRS with declining market prices in Europe and partially offset by a $0.1 billion purchase gain on the acquisition of a Hot Briquetted Iron (‘HBI’) plant in Texas.
6.	On March 9, 2023, ArcelorMittal announced that following receipt of customary regulatory approvals it has completed the acquisition of Companhia Siderúrgica do Pecém (‘CSP’) in Brazil for an enterprise value of approximately $2.2 billion. CSP has since been renamed ArcelorMittal Pecém and is a world-class operation, producing high-quality slab at a globally competitive cost. Its facility, located in the state of Ceará in northeast Brazil was commissioned in 2016. It operates a three million tonne capacity blast furnace and has access via conveyors to the Port of Pecém, a large-scale, deep-water port located 10 kilometers from the plant. The acquisition offers significant operational and financial synergies and brings with it the potential for further expansions, such as the option to add primary steelmaking capacity (including direct reduced iron) and rolling and finishing capacity. Given its location, ArcelorMittal Pecém also presents an opportunity to create a new low-carbon steelmaking hub, capitalizing on the state of Ceará’s ambition to develop a low-cost green hydrogen hub in Pecém.
7.	ArcelorMittal Mines Canada, otherwise known as ArcelorMittal Mines and Infrastructure Canada.
8.	For further disclosure on the Company's alignment on EU Taxonomy please review the Integrated annual review published on the Group's website: https://annualreview2022.arcelormittal.com/
9.	XCarb™ is designed to bring together all of ArcelorMittal’s reduced, low and zero-carbon products and steelmaking activities, as well as wider initiatives and green innovation projects, into a single effort focused on achieving demonstrable progress towards carbon neutral steel. Alongside the new XCarb™ brand, we have launched three XCarb™ initiatives: the XCarb™ innovation fund, XCarb™ green steel certificates and XCarb™ recycled and renewably produced for products made via the Electric Arc Furnace route using scrap. The Company is offering green steel using a system of certificates (XCarb® green certificates). These will be issued by an independent auditor to certify tonnes of CO2 savings achieved through the Company’s investment in decarbonization technologies in Europe. Net-zero equivalence is determined by assigning CO2 savings certificates equivalent to CO2 per tonne of steel produced in 2018 as baseline. The certificates will relate to the tonnes of CO2 saved in total, as a direct result of the decarbonization projects being implemented across a number of its European sites.
10.	On December 19, 2018, ArcelorMittal signed a $5.5 billion Revolving Credit Facility ("RCF"), with a five-year maturity plus two one-year extension options. During the fourth quarter of 2019, ArcelorMittal executed the option to extend the facility to December 19, 2024. The extension was completed for $5.4 billion of the available amount, with the remaining $0.1 billion remaining with a maturity of December 19, 2023. In December 2020, ArcelorMittal executed the second option to extend the facility, and the new maturity is now extended to December 19, 2025. On April 30, 2021, ArcelorMittal amended its $5.5 billion RCF to align with its sustainability and climate action strategy. On December 20, 2022, the RCF was amended as part of the transition from Libor to risk free rates. Loans in USD are now based on Term SOFR instead of Libor. As of September 30, 2023, the $5.5 billion revolving credit facility was fully available.
11.	The strategic envelope has $3.0 billion outstanding to be completed by 2026.
12.	Estimate of additional contribution to EBITDA, based on assumptions once ramped up to capacity and assuming prices/spreads generally in line with the averages of the 2015-2020 period.
13.	Company has repurchased 26.2 million shares during 9M 2023 including 7.1 million shares from the current 85 million share buy back program.
14.	Includes the expected transfer of ArcelorMittal Temirtau, ArcelorMittal Tubular Products Aktau (AMTPA) and the Kazakhstan holding company which owns the AMTPA investment.
15.	Figures as of October 31, 2023.

Third quarter 2023 earnings analyst conference call

Mr. Lakshmi Mittal and Aditya Mittal will host a conference call for members of the investment community to present and comment on the three-month period ended September 30, 2023 on: Thursday November 9, 2023, at 9.30am US Eastern time; 14.30pm London time and 15.30pm CET.

Webcast link: https://interface.eviscomedia.com/player/1153/

VIP Connect Conference Call:

Participants may pre-register and will receive dedicated dial-in details to easily and quickly access the call:

https://services.choruscall.it/DiamondPassRegistration/register?confirmationNumber=9165166&linkSecurityString=120bf1d2de

Please visit the results section on our website to listen to the reply once the event has finished https://corporate.arcelormittal.com/investors/results

Forward-Looking Statements

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About ArcelorMittal

ArcelorMittal is one of the world's leading steel and mining companies, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2022, ArcelorMittal had revenues of $79.8 billion and crude steel production of 59 million metric tonnes, while iron ore production reached 45.3 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: https://corporate.arcelormittal.com/

Enquiries

ArcelorMittal investor relations: +44 207 543 1128; Retail: +44 207 543 1156; SRI: +44 207 543 1156 and Bonds/credit: +33 1 71 92 10 26.

ArcelorMittal corporate communications (e-mail: press@arcelormittal.com) +44 207 629 7988. Contact: Paul Weigh +44 203 214 2419

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